Simpson Thacher & Bartlett LLP
900 G Street, N.W. Washington, DC 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5592	E-mail Address steven.grigoriou@stblaw.com

June 16, 2023

VIA EDGAR

Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: AG Twin Brook Capital Income Fund (File No. 814-01523)
AG Twin Brook BDC, Inc. (File No. 814-01259)
Preliminary Joint Proxy Statement on Schedule 14A

Dear Ms. Rossotto:

On behalf of AG Twin Brook Capital Income Fund (“TCAP”) and AG Twin Brook BDC, Inc. (“AGTB” and, together with TCAP, the “Funds”), we are providing the following responses to comments received by telephone from you on May 31, 2023 and June 15, 2023 relating to the preliminary joint proxy statement of TCAP and AGTB filed with the Securities and Exchange Commission on Schedule 14A on May 19, 2023 and May 22, 2023, respectively (the “Proxy Statement”).

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under each reproduced comment. Please note that all page numbers in the Funds’ responses are references to the page numbers of the respective Proxy Statement, unless otherwise stated. All capitalized terms used but not defined in this letter have the meanings given to them in the Proxy Statement.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	June 16, 2023

Staff Comments to Proxy Statement

1.Comment: Please review the necessity of defined terms and inclusion of any superfluous language throughout the Proxy Statement and associated materials and revise to streamline the disclosure for ease of shareholder review.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement and associated materials accordingly.

2.Comment: In the Shareholder Letter and Stockholder Letter (each a “Letter”), please briefly state (i) the reason for and nature of the Transaction, (ii) the parties to the Transaction and their relationship to one another, (iii) the anticipated impact of the Transaction, and (iv) whether the Boards determined that the Transaction is in the best interest of the Funds and the Shareholders. Further, please revise the description of the Consideration in each Letter to simplify the language and clarify the Consideration.

Response: On behalf of the Funds, we confirm that we have revised each Letter accordingly.

3.Comment: In each Notice, please clarify the statement that Shareholders can revoke their proxy any time before “it is exercised” and indicate that the Shareholders may revoke their proxies at any time prior to the applicable Special Meeting.

Response: On behalf of the Funds, we confirm that we have revised each Notice accordingly.

4.Comment: Please consider moving the “Questions and Answers” section of the Proxy Statement earlier in the document. Further, please separate the “Questions and Answers” into separate sections in order to avoid repetition.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement accordingly.

5.Comment: Please explain in the Proxy Statement what “Angelo Gordon” is and clarify the relationships between the Parties to the Transaction.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement accordingly.

6.Comment: Please state the business reasons for the Transaction and include this information earlier in the Proxy Statement and in each Letter.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement and each Letter accordingly.

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Securities and Exchange Commission	-3-	June 16, 2023

7.Comment: Please clarify the source of funds for the Transaction and include this information earlier in the Proxy Statement and in each Letter.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement and each Letter accordingly.

8.Comment: What is the liquidity structure of TCAP?

Response: TCAP is a continuously offered, non-traded business development company that intends to conduct quarterly tender offers, subject to Board approval. TCAP shareholders are aware of the structure and TCAP’s financial statements are incorporated by reference into the proxy statement. Further, the Transaction is an all cash merger, such that TCAP’s liquidity structure is not a factor relevant to AGTB Stockholders’ consideration of the Transaction Proposal. Accordingly, we believe that additional disclosure is not necessary for the Proxy Statement.

9.Comment: We note that the section entitled “Tax Consequences of the Transaction” is the first place that Shareholders learn that the Transaction will be taxable for U.S. federal income tax purposes. Please disclose this more prominently in the Proxy Statement.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement accordingly.

10.Comment: Toward the front of the Proxy Statement, please provide an estimated cost to the acquiring fund associated with the Transaction, including consideration to be paid to the AGTB Stockholders.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement accordingly.

11.Comment: Please include the business reasons for the Transaction for both Parties earlier in the Proxy Statement.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement accordingly.
12.Comment: In the sections “TCAP Reasons for the Transaction” and “AGTB Reasons for the Transaction” please clarify that the reasons set forth therein represent all material factors considered by the Boards.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement accordingly.

13.Comment: As the acquiring fund bears the risk of misvaluing the target fund (or of the decline in value of the target fund), please provide additional disclosure about diligence, if any, that the Advisors or Boards conducted in their review of

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-4-	June 16, 2023
the Transaction. Please confirm whether the acquiring fund’s risk profile is expected to change as a result of the Transaction.

Response: On behalf of the Funds, we note that the Boards of TCAP and AGTB are the same and are familiar with both of the Funds as a result of their duties as members of the Boards. Additionally, both Advisors are wholly-owned subsidiaries of Angelo Gordon and are similarly familiar with both Funds. Finally, we confirm that TCAP’s risk profile is not expected to change as a result of the Transaction. Accordingly, TCAP does not believe that this is a material risk.

14.Comment: On May 15, 2023, Angelo Gordon announced that it and certain of its affiliated entities entered into a transaction agreement with TPG Inc. (“TPG”) and certain of its affiliated entities pursuant to which TPG has agreed to acquire Angelo Gordon (the “TPG Transaction”). Please confirm whether the TPG Transaction has impacted or is expected to impact the Merger Agreement, Transaction or Proxy Statement.

Response: On behalf of the Funds, we confirm that the TPG Transaction has no impact on the Merger Agreement, the Transaction or the Proxy Statement, and therefore additional disclosure is unnecessary.

15.Comment: Please move the section entitled “Certain Relationships and Related Party Transactions” so that it appears earlier in the Proxy Statement.

Response: On behalf of the Funds, we confirm that we have revised the Proxy Statement accordingly.

16.Comment: Please ensure that the Proxy Statement includes appropriate disclosure regarding any acceleration of incentive fees for AGTB, if any.

Response: There will be no acceleration of incentive fees, including capital gains incentive fee, as a result of the Transaction. In addition, as disclosed in the Proxy Statement, the AGTB Advisor has agreed to pay AGTB’s other expenses and/or waive accrued and unpaid management fees and incentive compensation immediately prior to the Transaction in an aggregate amount of approximately $1.6 million. Disclosure has been added to the Proxy Statement to note that there will be no such acceleration of fees.

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Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,
/s/ Steven Grigoriou
Steven Grigoriou

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-5-	June 16, 2023

cc:	Jenny B. Neslin, AG Twin Brook Capital Income Fund
Rajib Chanda, Simpson Thacher & Bartlett LLP
Melissa Tuarez Herr, Simpson Thacher & Bartlett LLP
Hadley Dryland, Simpson Thacher & Bartlett LLP